UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-41106

Incannex Healthcare Limited

(Exact name of Registrant as specified in its charter)

not applicable

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Joel Latham

Chief Executive Officer and Managing Director

Level 39, Rialto South Tower
525 Collins Street

Melbourne 3000

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 23, 2023, The Australian Securities Exchange filed an announcement captioned: “Shareholder Support and Instructions”, a copy of which announcement is attached to this Form 6-K as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Incannex Healthcare Limited

Date: November 23, 2023	By:	/s/ Joel Latham
	Name:	Joel Latham
	Title:	Chief Executive Officer and Managing Director

INDEX TO EXHIBITS

Exhibit No.

99.1	ASX Announcement, dated November 23, 2023 - Shareholder Support and Instructions

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